‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖

04013550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL

OMB Number	3235-0123
Expires	October 31, 2004
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

RECEIVED
NOV 2 6 2004

SEC FILE NUMBER

8-19897

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>OCTOBER 1, 2003</u> AND ENDING <u>SEPTEMBER 30, 2 004</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHESTER HARRIS & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

222 MAMARONECK AVENUE

PROCESSED
DEC 0 7 2004
THOMSON
FINANCIAL

WHITE PLAINS,	**NEW YORK**	10605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HARRIS, President   **(914) 683-8400**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

   X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).


Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, *DAVID HARRIS* , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
  CHESTER HARRIS & CO., INC., as of *SEPTEMBER 30, 2004,*
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

_____
Title

X _____
Notary Public

LAUREN J. DEMASE
Notary Public, State of New York
No. 02DE5023011
Qualified in Westchester County
Term Expires January 24, 2006

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHESTER HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

I, *DAVID HARRIS*, swear that, to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

CHESTER, HARRIS & CO., INC., for the year ended *SEPTEMBER 30, 2004* are true

and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer or director has any proprietary interest in any account classified solely as

that of a customer, except as follows:

No Exceptions

_____
(Signature)

_____President_____
(Title)

CHESTER HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$ 188,655
Securities owned, at market value (Note 2b and 3)	103,478
Secured demand notes receivable from subordinated lenders	
(collateralized by securities with a market value of $918,900)(Note 5)	709,032
Accrued interest receivable	1,702
Furniture, fixtures, and leasehold improvements -	
net of accumulated depreciation	
of $219,308 (Note 2d and 4)	31,393
Other assets	314,717
Related party receivable (Note 8)	70,298
Total assets	$ 1,419,275

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$ 106,246
Due to broker	34,057
Total liabilities	140,303

Commitments and contingencies (Notes 9 and 10)

Liabilities subordinated to claims of general creditors

Pursuant to subordinated loan agreement (Note 5)	820,000

Stockholders' Equity (Note 11)

Preferred stock, non-cumulative; $100 par value;	
authorized 2,000 shares; outstanding 1,480 shares	148,000
Common stock; par value $ .01 per share, authorized	
10,000,000 shares; outstanding 1,072,000 shares	10,720
Paid-in capital	186,855
Retained earnings	113,397
Total stockholders' equity	458,972
Total liabilities and stockholders' equity	$ 1,419,275

The accompanying notes are an integral part of this statement.

Note 1-   **Nature of Business**

Chester Harris & Co., Inc. (The "Company") is a New York State Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

Note 2-   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b)   *Marketable Securities*
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c)   *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents.

d)   *Depreciation*
Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from five to ten years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f)   *Income Taxes*

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 3-   **Securities Owned – At Market Value**

Securities owned at quoted market values, are summarized as follows:

Corporate bonds	$ 99,578
Equities	3,900
	$103,478

Note 4-   **Furniture, Fixtures and Leasehold Improvements**

Major classifications of fixed assets, as of September 30, 2004, are summarized as follows:

Furniture and equipment	$208,132
Leasehold improvements	18,141
Automobile	24,428
	250,701
Less: Accumulated depreciation	(219,308)
	$ 31,393

Note 5-   **Liabilities Subordinated to the Claims of General Creditors**

Subordinated liabilities consist of both secured demand notes evidenced by secured demand note collateral agreements and subordinated loan agreements both of which are approved by the National Association of Securities Dealers, Inc., are as follows:

Maturity Date	Interest Rate	Face Value
(a) March 31, 2009	5%	$709,033
March 31, 2009	10%	78,529
March 31, 2009	15%	32,438
		$820,000

(a) Covered by secured demand note collateral agreements

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

CHESTER HARRIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

Note 6- **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the fiscal year ended September 30, 2004 was $-0-.

Note 7- **Income Taxes**

Since it is doubtful that the Company will be able to utilize its deferred tax assets in the near term, a valuation allowance has been established to offset the deferred tax asset. Therefore, no deferred tax asset has been recorded on the accompanying statement of financial condition.

Note 8- **Related Party Transactions**

The Company and CDH Holdings, Inc., the parent company of David Harris & Co., Inc. ("David") are owned by the same shareholders. The Company and David share office space, personnel and other administrative expenses. During the year, the Company was reimbursed $120,000 for such expenses.

Note 9- **Lease Commitments**

The Company leases its premised under a lease expiring June 30, 2008. Future approximate minimum annual rental expense for the fiscal years ended September 30, 2004 are:

2005	$102,711
2006	$113,848
2007	$113,848
2008	$ 85,386 (9 months)

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses. Utilities are included in the minimum rental expense.

Note 10-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker/dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines.

The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 11-   **Net Capital Requirements**

The capital ratio of the Company, as independently computed by our auditors, was 9.94%, versus an allowable maximum of 1500%, under the rules of the Securities and Exchange Commission. The Company's net capital requirement under SEC Rule 15c3-1 was $250,000. The net capital as computed was $1,069,183, leaving capital in excess of requirements in the amount of $819,183.

A copy of the Company's Statement of Financial Condition as of September 30, 2004, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Chester Harris & Co., Inc.
222 Mamaroneck Avenue
White Plains, NY 10605

Gentlemen:

We have audited the accompanying statement of financial condition of Chester Harris & Co., Inc. as of September 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chester Harris & Co., Inc. as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
October 27, 2004